CEDAR FAIR, L.P.,

CANADA’S WONDERLAND COMPANY

MAGNUM MANAGEMENT CORPORATION

MILLENNIUM OPERATIONS LLC

May 22, 2018

VIA EDGAR

Re:	Cedar Fair, L.P., Canada’s Wonderland Company, Magnum Management Corporation and Millennium Operations LLC Amendment No. 1 to the Registration Statement on Form S-4 Filed May 15, 2018
File No.: 333-224226

Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), as amended, Cedar Fair, L.P. (“Cedar Fair”), Canada’s Wonderland Company (“Cedar Canada”), Magnum Management Corporation (“Magnum”) and Millennium Operations LLC (collectively with Cedar Fair, Cedar Canada and Magnum, the “Issuers”) hereby request that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that it may become effective at 10:00 a.m., Washington, D.C. time, on May 24, 2018, or as soon as possible thereafter.

We request that we be notified of such effectiveness by telephone call to Risë Norman of Simpson Thacher & Bartlett LLP at (212) 455-3080.

Very truly yours,

CEDAR FAIR, L.P.

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

CANADA’S WONDERLAND COMPANY

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Secretary and Chief Financial Officer

MAGNUM MANAGEMENT CORPORATION

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Treasurer, Chief Financial Officer and Director, MMC

MILLENNIUM OPERATIONS LLC

By:	Magnum Management Corporation, its Managing Member

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Treasurer, Chief Financial Officer and Director, MMC